June 17, 2024

VIA EDGAR

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Calix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed April 22, 2024
File No. 001-34674

Dear Inessa Kessman, Robert Littlepage:

This letter is submitted on behalf of Calix, Inc. (“Calix” or “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 4, 2024 in connection with the above-referenced filings.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for certain portions of this letter that have been redacted from the version filed via the SEC’s EDGAR system and marked with “[***],” and that such information be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552. An unredacted version of this letter is being provided to the SEC under a separate cover along with the request for confidential treatment under Rule 83.

For convenience, we have set forth in bold the text of the Staff’s comments below followed by the Company’s responses. Unless we note otherwise, any references to prior responses are to responses in our May 13, 2024 letter to the Staff.

Form 8-K filed April 22, 2024

Exhibit 99.2 page 15

1.     From your response to prior comment 4, we note that the non-GAAP adjustment for inventory and component liability charges related to the accelerated move by your customers to your new platforms. Please tell us more about the business transformation noted in your response and explain how it led to the decision to write off $28.7 million of inventory and accrued liabilities related to excess components in the fourth quarter of 2023. In addition, describe the nature of these
Confidential Treatment Requested by Calix, Inc. pursuant to 17 CFR 200.83 (CALX-01)

Division of Corporation Finance
Office of Technology
June 17, 2024

excess components and explain in greater detail how you determined that the amount written-off was not a normal operating expense incurred in the ordinary course of your business. Refer to Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not consider this inventory write-off adjustment to arise in the ordinary course of its business. Instead, the Company has been in the process of transforming its business from a legacy wireline access systems company to a communications cloud and software platform, systems and managed services business. As this inventory write-off adjustment related primarily to legacy wireline access systems and the unique components thereof, it is unrelated to the go-forward operating model. As such, we respectfully submit that the inventory write-off adjustment is appropriate and helpful to investors in understanding the results of operations of the Company in its current operating model without the impact of winding down the legacy wireline access systems business.

As background, over the past six years, the Company has undergone a transformation from a legacy wireline access systems company to a communications cloud and software platform, systems and managed services business. At the core of this transformation was the development of a stateful, fully-abstracted, multi-binary operating system combined with a cloud architecture allowing the Company’s customers to reduce their operating costs, increase their average revenue per user, improve subscriber experiences and increase their Net Promoter Scores. Over this period of time, the Company also saw profound changes in its business as the transformation took effect. Revenue more than doubled from $510 million in 2017 to $1,040 million in 2023. Gross margin increased from 34% in 2017 to 50% in 2023. The Company replaced over 75% of the workforce as of December 31, 2017 with employees having skills appropriate for the go-forward model, outsourced hardware development to its original design manufacturer (ODM) partners, reduced SKUs from over 3,500 to less than 200 and began updating its platform, cloud and managed services on a 91-day cadence.

With its inaugural stockholder letter covering its first quarter of 2018 results, furnished as Exhibit 99.2 to its Current Report on Form 8-K filed with the Commission on May 8, 2018, the Company disclosed the following:

“The End of One Era and the Beginning of Another. We have discussed the transformation of Calix from a legacy wireline access systems company to a communications cloud and software platform, systems and services business. With the announcement of EXOS at our 2017 flagship conference, ConneXions, we signaled a significant step in our transformation. Going forward, our focus will be on our platforms; Calix Cloud, EXOS and AXOS. Our platforms provide our customers with the ability to transform their networks and their business models. We benefit from this transformation as well, as we expect that our
Confidential Treatment Requested by Calix, Inc. pursuant to 17 CFR 200.83 (CALX-02)

Division of Corporation Finance
Office of Technology
June 17, 2024

platforms will expand our total addressable market dramatically, drive higher overall margins, and enable us to reduce our operating expenses. Furthermore, this focus will afford us opportunities to streamline our business. During the quarter, we took a step in this direction when we sold our outdoor cabinet product line to Clearfield.”

As time went on, the Company provided periodic milestones on how much of the business had shifted from the legacy product set to the new platform business. On July 27, 2021, the Company shared with investors in its quarterly earnings call the following:

“The second quarter saw the Calix team achieve a number of milestones on our march to an all-platform world. On a wave of continued strong demand, for the first time, our All Platform offerings, software and the associated systems and services were greater than 50% of our bookings. We expect this trend to continue.”

In its stockholder letter for the second quarter of 2022, furnished as Exhibit 99.2 to its Current Report on Form 8-K filed with the Commission on July 25, 2022, the Company disclosed the following:

“For the second quarter of 2022, the Calix team executed with excellence as we delivered record quarterly revenue despite the ongoing global supply challenge. Moreover, the power of our All Platform model continued to drive robust demand in the form of strong bookings and an acceleration in our transformation. Demand for our All Platform software, systems and services comprised more than 80% of our total bookings in the quarter, up from 70% just one quarter ago.”

In its stockholder letter for the fourth quarter of 2022, furnished as Exhibit 99.2 to its Current Report on Form 8-K filed with the Commission on January 25, 2023, the Company disclosed the following:

“For the fourth quarter of 2022, the Calix team executed with excellence as we delivered record quarterly revenue, representing 39% year-over-year growth, and completed our third consecutive year of greater than 25% annual revenue growth despite the ongoing global supply challenge. Moreover, the power of our platform and managed services model continued to drive strong demand. Our platform and managed services model comprised more than 90% of bookings in the quarter completing our transformation to a platform company, and going forward, we will no longer cite this percentage.”

The Company respectfully advises the Staff that bookings is a leading indicator on the Company’s business, and revenue from the legacy wireline access systems product set was expected to continue for years, albeit at a declining percentage of total revenue. Therefore, the Company planned to maintain the components of these systems in inventory to continue this
Confidential Treatment Requested by Calix, Inc. pursuant to 17 CFR 200.83 (CALX-03)

Division of Corporation Finance
Office of Technology
June 17, 2024

portion of its business. It is important to note that products sold into access networks have long product life cycles, and it is common for equipment to be in service for a decade or more.

In the fourth quarter of 2023, Calix’s management made the decision to accelerate the end of life the remaining legacy product set in order to focus solely on its platform, cloud and managed service business. This decision was made in part because customers migrated to the new platform model at a faster than expected rate. In addition, the Company’s forecast for 2024 revenue was materially lower than previously expected. The combination of these factors had an impact on our expected future demand for this legacy product set and on our evaluation of inventory and supplier commitments, resulting in the conclusion that we needed to write down $28.7 million of inventory and accrued liabilities related to excess components at suppliers.

The nature of the excess components are items used to build finish good inventory for the legacy product set, which includes items such as printed circuit boards, semiconductors, power supplies, chassis, optics, cables, etc. Please note that the legacy product set has been in market for over six years. Meaning these product designs are old and use components that were designed over six years ago and have no alternative future use.

2.     In your response to our prior comment 4 you state, "the Company made the decision to write off $28.7 million of inventory." It is not clear to us how you can decide to impair inventory. Please provide us with your inventory impairment analysis. Also, explain to us how you tested inventory for impairment in prior periods.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company concluded based on our net realizable analysis that it needed to write down $28.7 million of inventory and accrued liabilities related to excess components at suppliers. The word choice of “decide” was not precise enough. The Company decided to accelerate the end of life of its legacy product set, which, combined with other factors as described above, resulted in the unfavorable net realizable analysis.

The Company further respectfully advises the Staff that it regularly analyzes inventory for impairment and concludes at each reporting period the appropriate value of inventory based on the lower of cost or net realizable value. The analysis of the net realizable value of the Company’s inventory is based on the Company’s assumptions of demand for its products and requires significant judgement of relevant factors including a comparison of the quantity and cost of inventory on hand to the Company’s estimated forecast of customer demand, current levels of orders and backlog, market conditions, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds the Company’s estimated selling price. Factors that could influence the Company’s assumptions and judgements include changes in economic conditions, competitive dynamics, winning or losing a key customer, changes in the Company’s customers’ capital expenditures, government
Confidential Treatment Requested by Calix, Inc. pursuant to 17 CFR 200.83 (CALX-04)

Division of Corporation Finance
Office of Technology
June 17, 2024

investment programs, technology changes, new product introductions and supply-chain lead times.

The analysis of net realizable value for the Company’s finished goods inventory is product specific. If based on the factors described above the Company determines a write-down is necessary, then the Company records a reserve on that specific product. When specific inventory is written down, it then has a new cost basis that subsequently cannot be marked up. The analysis also addresses the Company’s raw material inventory and supplier purchase commitments using the factors described above to identify any components that need to have their value written down as they will not be used in a finished good. The Company’s inventory could be written down to zero, partially written down or have no write-down depending on the conclusion of the Company.

3.     Your response to prior comment 5 explains that the non-GAAP litigation settlement adjustment was not routine in nature and its magnitude was unexpected and discrete and not expected to recur. Please tell us about the legal matter that gave rise to the litigation settlement and summarize the terms of the settlement. In addition, further explain your determination that the amount recognized for the settlement was not a normal, recurring, cash operating expense.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff on a confidential basis with respect to the litigation that gave rise to the settlement that was the subject of the referenced non-GAAP litigation settlement adjustment.

[***]

The Company notes that legal costs that are determined to be normal, recurring, cash operating expenses necessary to operate the Company’s business have not been, and will not be, excluded from the Company’s non-GAAP financial measures. Indeed, notwithstanding incurring considerable legal expenses over the course of its multi-year defense in the referenced litigation, the Company did not exclude these litigation-related expenses from its non-GAAP financial measures. Nonetheless, given the discrete nature of the referenced litigation, the complex nature of the claims that were the subject of the dispute, the timing and likely magnitude of the expected defense costs to proceed to trial, the risk of being held liable for reimbursement of some amount of plaintiff’s own considerable legal expenses and the expectation that no similarly-sized litigation settlements are likely to occur in the next two years, the Company respectfully advises the Staff that it believes that excluding this settlement amount arising from the referenced litigation from our non-GAAP financial measures was meaningful and appropriate in evaluating the Company’s operations, and not misleading to investors.
Confidential Treatment Requested by Calix, Inc. pursuant to 17 CFR 200.83 (CALX-05)

Division of Corporation Finance
Office of Technology
June 17, 2024

*****

Please do not hesitate to contact me at (408) 474-0052 if you have any questions or require further information.

Best regards,

/s/ Cory Sindelar
Cory Sindelar
Chief Financial Officer
Calix, Inc.

cc:

Michael Weening, President & CEO
Doug McNitt, General Counsel
(Calix, Inc.)

Kathleen Wells, Esq.
(Latham & Watkins LLP)

Richard Imrisek
Manoj Ramachandran
(KPMG LLP)
Confidential Treatment Requested by Calix, Inc. pursuant to 17 CFR 200.83 (CALX-006)